Exhibit 3

This Form ATS-N amendment is an amendment to Part III, Items 2.b., 7.b., 8.a., 11.b., 11.c., 13.b. and 15.b. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part III, Item 2.b.

Participant categories

The participant categories for the Negotiation ATS are as follows:

* Members
* Customers.

There are two categories of customers:

* Trading desk and algo customers
* Automated routing customers.

Participation in the Negotiation ATS can be either direct or indirect. Direct participation means that a participant transmits an order directly to the Negotiation ATS. Indirect participation means that a participant transmits a parent order to LNI, and LNI subsequently transmits a child order to the Negotiation ATS; this child order is referred to as an LPC order. If an order from a participant can access the Negotiation and H2O ATSs, the order is transmitted through LNI as a parent order, and LNI manages interaction with the Liquidnet ATSs.

A Member can participate directly in the Negotiation ATS by transmitting a manual negotiation order. A Member also can transmit a parent order to LNI, and LNI can transmit an LPC order to the Negotiation ATS as a child order of the Members parent order.

A customer can transmit a parent order to LNI, and LNI can transmit an LPC order to the Negotiation ATS as a child order of the customers parent order.

Members

A Member is an entity that meets the Member admission and retention criteria set forth below. Members transmit indications from their order or execution management system (OMS) to LNI and manage those indications through Liquidnet 5, which is installed at one or more trader desktops at the Member firm. Indications can be transmitted through a periodic sweep, FIX transmission or other method agreed among LNI, the Member and the OMS vendor, as applicable. OMS is defined to mean software that a Member uses to manage its orders.

Trading desk and algo customers

A trading desk customer or an algo customer interacts with LNI through a method other than through Liquidnet 5. A trading desk customer transmits high-touch orders to the LNI trading desk. An algo customer transmits low-touch orders to LNI, but not through Liquidnet 5. Algo customers typically transmit orders to LNI through their OMS.

Automated routing customers

As an alternative means of accessing LNI and the Negotiation ATS, buy-side institutions that meet certain applicable Member admission criteria as set forth below can transmit orders (including conditional orders) to LNI and the Negotiation ATS via their own automated order router. These buy-side institutions can participate directly, through a service provider, or through a routing securities dealer (referred to as an automated routing dealer) as long as the securities dealer identifies the buy-side institution to LNI on an order-by-order basis (through FIX or an equivalent mechanism).

Participating in multiple participant categories

A buy-side firm can be both a Member and a customer. When transmitting orders through Liquidnet 5, a firm is acting as a Member; when transmitting orders through another method, a firm is acting as a customer.

Admission criteria for Members

* A Member must be a buy-side institutional investor (also referred to as an institutional investor or buy-side firm), a broker-dealer that is a transition manager, or a sell-side firm that is an outsourced dealing services provider that meets the requirements set forth below. Transition manager means a nationally recognized transition manager in the applicable country or region that acts as a fiduciary in its transition management business. Transition managers are only permitted access to Liquidnet 5 for their transition management order flow.
* Alternatively, an affiliated broker-dealer of a buy-side institutional investor can be a Member if: (A) the affiliated broker-dealer trades only on behalf of the buy-side institution; (B) the buy-side institution and the affiliated broker-dealer satisfy all of the applicable Member conditions below in this section; (C) the affiliated broker-dealer trades only on an agency basis; and (D) the affiliated broker-dealer has no customers other than its affiliated buy-side institution.
* A Member of Liquidnet Europe must be an EEA (European Economic Area) regulated investment firm or other EEA regulated entity or an institution registered in Switzerland.

* A Member of Liquidnet Asia, Liquidnet Australia, Liquidnet Japan or Liquidnet Singapore must be a buy-side institutional investor, and (A) in the case of a Member of Liquidnet Asia, a qualified investor, as defined under Hong Kong law, and (B) in the case of a Member located in Singapore, a professional investor, accredited investor or institutional investor.
* An APAC, Canadian or US Member must have total equity assets, or total equity assets under management, of US $100 million or more, or the equivalent in another currency.
* An EMEA Member must have total equity assets, or total equity assets under management, of US $200 million or more, or the equivalent in another currency.
* A Member that provides indications to Liquidnet must have an order management system (OMS) with which Liquidnet can interface. An OMS is software that a firm uses to manage its order flow.
* A Member must enter into a subscriber agreement and other documentation required by Liquidnet.
* A Member must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
Liquidnets clearing broker must consent to the institution as a Liquidnet customer.

Admission criteria for algo and trading desk customers

* A Liquidnet algo or trading desk customer must be: (A) an institutional investor; (B) a broker-dealer that is a transition manager; or (C) a customer of Liquidnets Capital Markets group, consisting of issuers, individual and corporate control persons, private equity firms, and venture capital firms.
* A Liquidnet Europe algo or trading desk customer must be: (A) an institutional investor; or (B) a segregated transition manager within a securities dealer.
* A Liquidnet Canada algo or trading desk customer must be an institutional investor.
* A Liquidnet Australia algo or trading desk customer must be: (A) an institutional investor; or (B) a securities dealer that is a transition manager.
* A Liquidnet Asia or Liquidnet Singapore algo or trading desk customer must be (a) a qualified investor, as defined under Hong Kong law and, in the case of a trading desk customer located in Singapore, a professional investor, accredited investor or institutional investor, or (b) an outsourced trading desk for APAC equities that meets the requirements set forth below.
* An algo or trading desk customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.

Admission criteria for automated routing customers

* An automated routing customer must be: (A) an institutional investor that transmits orders through an internal order router; (B) an institutional investor that transmit orders through an order router operated by a third-party service provider; or (C) a securities dealer that transmits orders through an order router on behalf of one or more institutional investors. Automated routing customers under (A) and (B) are referred to as buy-side automated routing customers; securities dealers under (C) are referred to as automated routing brokers.
* In addition to the admission and retention criteria set forth in this section:
** Buy-side automated routing customers also must meet the criteria set forth in the 3rd through 6th and 8th bullets under Admission criteria for Members.
** Customers of an automated routing broker also must meet the criteria set forth in the 3rd through 6th bullets under Admission criteria for Members.
* For an automated routing customer relationship that involves a service provider or securities dealer (a provider), the provider must satisfy Liquidnet, and Liquidnet must determine, that the providers order handling processes will not cause frustration to, or adversely impact, other Liquidnet participants. In making this determination, Liquidnet will take into consideration a variety of factors, including the providers automated routing logic and venue prioritization, use of conditional orders, use of committed orders, data usage and disclosure, risk controls and compliance oversight.
* In the case of a securities dealer transmitting an order on behalf of a buy-side firm, the securities dealer must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism).
* An automated routing customer must satisfy credit and legal criteria as Liquidnet or its clearing broker may establish from time to time. This includes Liquidnets compliance with any customer identification procedure and other anti-money laundering rules and regulations relating to customer due diligence.
* Liquidnets clearing broker must consent to the entity as a Liquidnet customer.
* Liquidnet can terminate an automated routing customers participation based on an inadequate level of system usage.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. See the response to Part III, Item 13.b., for additional detail.

Participants dually-registered as a broker-dealer and investment advisor

LNI treats a dually-registered firm as a buy-side institutional investor where the following conditions have been met: the firm is dually registered as an investment advisor and broker-dealer; the firm settles trades with Liquidnet as a broker-dealer; the firm trades only on behalf of its customers who have entered into investment management agreements with the firm; and the firm only trades for its customers on a discretionary basis.

Institutional investor as the division of a bank

An institutional investor can include a division of a bank where the division conducts an investment management business.

Third-party broker routing-back functionality

Where a Member or customer creates an algo order and LNI utilizes a third-party brokers routing technology, the third-party broker can route all or a portion of the order to the Liquidnet ATSs. In each case, LNI can identify the Member or customer associated with any such order through an order value provided by LNI to the third-party broker and communicated back to LNI by the third-party broker, but LNI does not disclose to the third-party broker the identity of the Member or customer.

Outsourced trading desk

A buy-side firm that meets all admission and retention criteria as a trading desk customer in its region can trade with Liquidnet through a broker-dealer acting as an outsourced trading desk, subject to the following conditions:

* The outsourced trading desk must meet all admission and retention criteria applicable to a trading desk customer in the relevant region
* The outsourced trading desk must identify the buy-side firm to Liquidnet on an order-by-order basis (through FIX or an equivalent mechanism)
* The buy-side firm must enter into an agreement with Liquidnet.

Liquidnet may settle trades either with the broker-dealer or directly with the buy-side firm. Liquidnet will apply Transparency Controls settings based on the settings of the buy-side firm. The buy-side firm and the outsourced trading desk are both considered trading desk customers (and not LPs) in connection with this arrangement. This workflow is subject to Liquidnets compliance with any regulatory filing requirements.

Outsourced dealing services provider (APAC and EMEA)

A buy-side firm that meets all Member admission criteria and does not have its own order dealing function can nominate an outsourced dealing services provider for buy-side firms in APAC or EMEA (referred to as a Provider) to transmit its indications and orders to Liquidnet and manage those indications and orders through Liquidnet 5. The buy-side firm may or may not be an affiliate of the Provider. The buy-side firm is referred to as a Member because it must meet all Member admission criteria, but the buy-side firm when acting in this capacity does not have access to Liquidnet 5. The Provider is referred to as a Member because it has access to Liquidnet 5.

The Provider is responsible for making all elections through Liquidnet Transparency Controls, which apply to all the buy-side firms that have nominated the Provider. All system configurations relating to trading apply at the Provider level.

In addition to the conditions above, the following conditions must be met:

* The Provider must agree that Liquidnet will clear and settle any trades directly with the buy-side firm and not with the Provider.
* The Provider does not act as a settlement counter-party on any trades, whether or not executed through Liquidnet.
* The Provider must confirm to Liquidnet that the Provider does not engage in proprietary trading.
* When interacting with Liquidnet, the provider acts in the capacity of reception and transmission of orders as set forth under MiFID II.
* The Provider only transmits orders to Liquidnet for the buy-side firms that meet the conditions described above, and Liquidnet has entered into a Subscriber Agreement with any buy-side firm included under this arrangement.
* The Provider shall not disclose information provided through Liquidnet 5 to any customer of the Provider other than a customer that has entered into a Subscriber Agreement with Liquidnet; and with respect to any match of indications and any resulting negotiation on behalf of a customer of the Provider (the applicable customer), the Provider will not use any information relating to the contras indication or negotiation activity for the benefit of any customer other than the applicable customer.
* The Provider must identify to Liquidnet the applicable buy-side firm for each indication and order on an indication-by-indication and order-by-order basis.

APAC means Liquidnets Asia-Pacific region; EMEA means Liquidnets Europe, Middle East and Africa region.

Qualifying Members for targeted invitations

Only Qualifying Members can receive targeted invitations.

Qualifying Members are determined on a quarterly basis based on a Members activity during the two prior calendar quarters. To qualify for any quarter, a Member must meet either of the following conditions:

* Average daily liquidity of USD $100M or more provided to Liquidnet during either of the two prior quarters
* Positive action rate (PAR) of 40% or higher during either of the two prior quarters.

Active match timer

The active match timer functionality (see Item 11.c. of this Part III) is only available to Members with PAR above 75%.

Part III, Item 7.b.

The following are differences in order types and attributes for different categories of participants and within each category:

* Only Members can transmit indications to LNI, create orders from those indications, view matching contra-indications in the Negotiation ATS, and negotiate matches based on those indications.
* Only Members can create orders through Liquidnet 5.
* The following parent order types can only be created through Liquidnet 5: manual and automated negotiation orders; and manual targeted invitation orders. As a result, only Members can create these types of orders.
* LNI provides a version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. Only participants that access Liquidnet 5 or this version of the Liquidnet desktop trading application can create LN auto-ex orders.
* Only Members can view orders that have the firm contra configuration and execute against those orders in the Negotiation ATS.
* The firm contra configuration is only available for automated routing customers and Members and customers that create algo or LN auto-ex orders or send manual targeted invitations.
* Only Qualifying Members (see the response to Item 2.b. of this Part III) are eligible to receive targeted invitations.
* Only Members have access to the Liquidnet mobile application.
* Certain requirements apply to low participation Members, as described in this filing. See the response to Part III, Item 13.b., for additional detail.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain customers upon request.

See the response to Item 7.a. of this Part III for additional detail.

Part III, Item 8.a.

Minimum order size for all orders

The minimum match and execution size in the Negotiation ATS is the least of the following amounts:

* 5,000 shares
* 5% of ADV for the stock
* $200,000 principal value.

We refer to this as the minimum negotiated execution size. For this purpose, ADV means the average daily trading volume in the stock for the 30 prior trading days.

In the case of a continuing negotiation after a partial execution, the minimum negotiated execution size is the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

The order size for an order in the Negotiation ATS cannot be less than the minimum negotiated execution size.

Minimum size for negotiation orders

A Member can set tolerance parameters for manual negotiation. Tolerance parameters filter a Member from matching with contras with a size that is below the Members tolerance as determined by these parameters.

Tolerance

A trader is matched with a contra only if the working quantity of each trader is at or above the other traders minimum tolerance quantity (or tolerance). A traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the trader to be matched against that contra. Tolerance is intended to protect a trader from being matched and negotiating with a contra whose working quantity is too small.

A traders tolerance on an indication equals the lowest of the following three quantities:

* *Working quantity tolerance.* The traders working quantity on the indication multiplied by the traders working quantity tolerance percentage.
* *ADV tolerance percentage.* The ADV of the stock multiplied by the traders ADV tolerance percentage.
* *Default maximum tolerance.* The default maximum tolerance for US equities, which is the minimum negotiated execution size.

As of the date that LNI changes the default maximum tolerance from 35,000 shares to the minimum negotiated execution size:

* LNI will set the minimum negotiated execution size as the default maximum tolerance for any trader that had a default maximum tolerance of 35,000 shares immediately prior to the effective date of this filing.

* LNI will not change the pre-existing default maximum tolerance for any trader that had a default maximum tolerance above 35,000 shares immediately prior to the effective date of this filing.

Working quantity and ADV tolerance percentages

Through Liquidnet 5, a trader can adjust his or her default working quantity tolerance percentage or default ADV tolerance percentage, or each of them, to a percentage, ranging from 1% to 25%. The default tolerance percentages apply to all of a traders indications, unless the trader overrides the defaults for a specific indication (as described below). For new Members, LNI sets the default working quantity and ADV tolerances at 3% for each trader.

A trader can also request that LNI disable ADV tolerance, in which case ADV tolerance would not apply to the traders indications.

Maximum tolerance

Members have the following options with respect to maximum tolerance:

* A Member can determine whether the maximum tolerance should be applied.
* If a Member determines that the maximum tolerance should be applied, the Member can choose to keep the default maximum tolerance set by LNI, or the Member can choose to increase the maximum tolerance.
* If the Member wants to change the default maximum tolerance, the Member can choose to set the maximum tolerance based on number of shares or based on principal value.

A Member should contact its Sales coverage or Member Services for a report of its current maximum tolerance, if any, and to request any modifications, or to request that the maximum tolerance be enabled or disabled. Maximum tolerance is set at the Member level.

If a trader is set to the default maximum tolerance, this is the equivalent of not applying any tolerance other than the minimum negotiated execution size.

Adjusting tolerance for an indication

A trader can adjust his or her tolerance for an indication through Liquidnet 5 by taking any of the following actions for the indication:

* Adjusting the tolerance share number

* Adjusting the tolerance principal value
* Adjusting the working quantity tolerance percentage
* Adjusting the ADV tolerance percentage.

If the trader adjusts any of these parameters, the system will use that parameter as the traders tolerance, except that the tolerance cannot exceed 25% of the traders working quantity on the indication or 25% of ADV (unless the trader has disabled ADV tolerance for all indications). If a trader adjusts a parameter and the adjustment does not cause the traders adjusted tolerance value to exceed 25% of working quantity (and 25% of ADV, where applicable), and a subsequent execution or other event causes the adjusted tolerance value to exceed 25% of the traders working quantity, the system will compute the traders tolerance based on his working quantity (and, where applicable ADV) tolerance percentages that were in place prior to the tolerance adjustment.

See the response to Item 11.c. of this Part III for additional detail regarding tolerance.

Minimum size for participant parent orders

For the following parent order types, a participant can set a minimum execution size that is at or above the minimum negotiated execution size: algo orders; Liquidnet-only orders; LN auto-ex orders; automated negotiation orders; and manual targeted invitation orders. See the response to Item 11.c. of this Part III for additional detail.

Minimum committed order size for low participation Members

For any indication received from a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication.

Maximum order size

LNI applies certain maximum order size controls for risk control purposes. The Negotiation ATS limits the principal value of any execution to $150 million.

Members can set hard and soft per order quantity limits through Liquidnet 5 to protect against order entry error. The following options are available:

* *By trader.* Each trader can set his or her quantity limits.

* *Hard or soft limit.* A trader can set a hard limit or a soft limit. With a hard limit, a trader cannot submit a negotiation proposal or create a Liquidnet algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order (a Member order) that exceeds the

traders designated limit. With a soft limit, the system notifies the trader when he or she enters a price and quantity for a negotiation proposal or a Member order that exceeds his or her designated limit, but the trader can proceed to submit the negotiation proposal or create the Member order.

*** Shares or principal value.** A trader can designate a maximum share limit or a maximum principal value limit.

The Liquidnet EMS provides for maximum size controls relating to principal value, share limit and order size as a percentage of ADV (in shares).

Notwithstanding any maximum size control set through Liquidnet 5 or the Liquidnet EMS, the principal value of an execution in the Negotiation ATS can never exceed $150 million.

Part III, Item 11.b.

* Only Members can transmit indications to LNI, create orders from those indications, view matching contra-indications in the Negotiation ATS, and negotiate matches based on those indications.
* Only Members can create orders through Liquidnet 5.
* The following parent order types can only be created through Liquidnet 5: manual and automated negotiation orders; and manual targeted invitation orders. As a result, only Members can create these types of orders.
* LNI provides a version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. Only participants that access Liquidnet 5 or this version of the Liquidnet desktop trading application can create LN auto-ex orders.
* Only Members can view orders that have the firm contra configuration and execute against those orders in the Negotiation ATS.
* The firm contra configuration is only available for automated routing customers and Members and customers that create algo or LN auto-ex orders or send manual targeted invitations.
* Only Qualifying Members (see the response to Item 2.b. of this Part III) are eligible to receive targeted invitations.
* Only Members have access to the Liquidnet mobile application.
* Certain requirements apply to low participation Members, as described in this filing. See the response to Part III, Item 13.b., for additional detail.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.
* LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain customers upon request.

Part III, Item 11.c.

A. Order types

See the response to Item 7.a. of this Part III.

B. Background information and definitions

This section provides background information and definitions that apply to the order types described in Item 7.a. of this Part III.

(i)   Positive action rate

Positive action means going active on a match, sending an invite to a contra or creating an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Positive action rate (PAR) is the percentage of matched symbols where a party takes a positive action.

(ii)   Mid-peg instructions; price constraints

General

The Negotiation ATS provides for mid-price executions in certain situations, as described below.

Mid-price

Mid-price means the mid-point between the highest displayed bid price and lowest displayed ask price in the US market at the time of execution. LNI determines the best bid and best ask by reference to the applicable market data feed sourced by LNI, as described in the response to Item 23 of this Part III.

If the spread is one cent, the mid-price is 1/2 cent above the best bid and below the best ask. If the spread is zero cents, the mid-price is the best bid/best ask. If the spread is negative (i.e., the best bid is higher than the best ask), the Negotiation ATS will not execute the order. If the spread is zero, the Negotiation ATS will only execute the order if at least one side of the trade is participating in a manual negotiation or has created an automated negotiation order.

Mid-peg instruction

A mid-peg instruction may or may not apply for an algo, Liquidnet-only, LN auto-ex, automated negotiation or manual targeted invitation order. Regardless of whether a mid-peg instruction applies for the parent order, an LPC order always has a mid-peg instruction. In other words, the LPC will not purchase above the mid-price or sell below the mid-price.

Price constraint

On any order, a user can provide a fixed limit price. If a user only provides a mid-peg instruction, the users price constraint is the mid-price. If a user provides a fixed limit price for an order and a mid-peg instruction also applies, the price constraint of the order is as follows:

* ***Buy order.*** Lower of the limit price of the order and the mid-price
* ***Sell order.*** Higher of the limit price of the order and the mid-price.

The price constraint of an order can vary over time based on changes in the mid-price.

When transmitting an LPC order to the Negotiation ATS, LNI complies with any price constraints of the parent order.

(iii)   Not-held orders

LNI handles all orders on a not held basis, unless otherwise expressly instructed by the participant. This means that LNI is not held to seek immediate execution of the order but instead uses its judgment to seek best execution of the order consistent with the participants instructions. In this Form ATS-N, a limit order refers to a not held order where the participant specifies a maximum purchase or minimum sale price; a market order refers to a not held order where the participant does not specify a maximum purchase or minimum sale price.

C. Matching, negotiation and execution process

(i)   Indication matching functionality

See the response to Item 7.a. of this Part III.

(ii)   Minimum quantity for matching and negotiation (tolerance)

See the response to Item 8 of this Part III.

(iii)   Tolerance

Matching based on tolerance

A trader is matched with a contra only if the working quantity of each trader is at or above the other traders minimum tolerance quantity (or tolerance). A traders tolerance on an indication represents the minimum working quantity in shares that a contra must have for the trader to be matched against that contra. Tolerance is intended to protect a trader from being matched and negotiating with a contra whose working quantity is too small. See the attached ATS-N Part3 ITM for additional detail regarding tolerance.

(iv)   Active, passive and outside status

Active and passive status

An indication that is in the pool can have a status of passive or active. Unless otherwise configured for a trader, all indications have an initial default status of passive. A trader can indicate that he or she is ready to receive an initial proposal to negotiate by changing the status of his or her indication from passive to active. This is also known as going active. The indication that is made active is known as an active indication. The active status is displayed to the contras on a match. Going active is not a binding bid or offer.

Active by default

Traders have the option of making indications active by default by contacting Liquidnet Product Support. If a Member is designated as a low participation Member, any indications transmitted by the Member to Liquidnet are active by default.

Manually changing status from outside

A trader can manually change the status of an indication from outside to active, but not from outside to passive.

Carrying over status to the next trading day

LNI makes available to Members a configuration where the status of the Members indications (active, passive or outside) are carried over to the next trading day.

Defaulting indications to outside

Liquidnet makes available to Members various configuration rules that default specific types of indications to outside. These rules can include, for example, defaulting to outside: indications with market-on-open instructions; indications with market-on-close instructions; or indications that are part of a portfolio or program list.

Match pop-up when a contra goes active

If a trader has previously closed a match pop-up, a match pop-up will reappear if the contra goes active. A trader can close this match pop-up at any time. A trader also can request that LNI disable all match pop-ups for the trader from displaying upon the contra going active.

Functionality to automatically convert un-matched indications from active to passive under certain circumstances after set time period

At present, LNI defaults each Members active indications to convert to passive in either of the following circumstances:

* 180 seconds after a match breaks
* 180 seconds after a Member makes an un-matched indication active, providing that indication remains un-matched.

Members can override these default configurations upon notice to Liquidnet.

Members can choose to be configured to convert active indications to passive if the mid-price increases (or decreases) by 35 basis points or more from the time that a Member went active on a buy (or sell) indication.

(v)   Prioritization of contras

See the response to Item 7.a. of this Part III.

(vi)   Negotiations

Starting a negotiation; submitting an initial proposal

When the system notifies a trader of an active contra for a security, the trader can start a negotiation for that security by specifying a price and negotiation quantity and submitting a bid or offer. This is also referred to as submitting an initial proposal.

When a trader submits an initial proposal in response to an active indication, he or she is making a firm bid or offer. A trader can only submit a proposal on any match to one contra at a time. If a trader submits an initial proposal when the status of his or her indication is passive, the status of the traders indication is converted to active. A trader can only submit an initial proposal to a contra who is active.

Submitting an initial proposal from the match pop-up screen or the negotiation room

A trader can submit an initial proposal from the match pop-up screen or from the negotiation room. If a trader does not have a match pop-up displayed for a match, and the contra is active, a trader can open the negotiation room or open the match pop-up screen to submit an initial proposal.

Negotiation quantity

Negotiation quantity is the quantity set by a trader when he or she makes a bid, offer, counter-bid or counter-offer or agreed to by a trader when he or she accepts a bid, offer, counter-bid or counter-offer. A traders negotiation quantity defaults to his or her working quantity at the start of a negotiation, but the trader can modify his or her negotiation quantity before submitting a bid, offer, counter-bid, or counter-offer.

Bids and offers (proposals)

Liquidnet negotiations are anonymous one-to-one negotiations through which traders submit bids and offers to each other. The first bid or offer in a negotiation is submitted when one trader submits an initial proposal. Subsequent bids and offers may be submitted as counter-bids or counter-offers in the negotiation. Bids and offers are sometimes referred to as proposals.

A trader (or a group of traders, as described below) may only enter into a negotiation with respect to a specific indication with one contra at a time.

Prices specified in proposals are limit prices.

Priced and mid-peg proposals

There are two types of negotiation proposals: priced; and mid-peg. A priced proposal has an associated price displayed to the contra and can only be executed at the indicated price. A mid-peg proposal does not have an associated price. A mid-peg proposal, if accepted, is executed at the mid-price at the time of execution.

Prior to the open of trading, only priced proposals can be submitted during a negotiation. During the regular trading session in the primary market, only priced and mid-peg proposals can be submitted during a negotiation.

Responding to an initial proposal

When a trader submits an initial proposal, the system displays a match pop-up to the trader at the contra Member firm notifying the contra of the initial proposal. Upon receipt of the initial proposal, the trader at the contra Member firm can adjust his or her quantity (the negotiation quantity) and also take one of the following actions:

* Seek to execute against the proposal
* Submit a counter-proposal
* Decline the proposal.

However, a contra cannot submit a counter-proposal in response to a mid-peg invitation.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation or similar event. A trader cannot send a chat message along with or in response to a mid-peg proposal.

Providing reason for a decline

When declining a proposal (including a mid-peg proposal), a trader must specify a decline reason. The system provides default reasons; traders can modify the list of default reasons through the settings area of the desktop application.

Canceling a proposal

After a trader submits a proposal, he or she can cancel that proposal by either:

* Clicking cancel, to cancel the proposal; or
* Clicking end, to terminate the negotiation (in this situation, Liquidnet encourages the trader to send a chat notice to the contra).

If a trader cancels a proposal, he or she can resubmit another proposal.

Counter-proposals

A trader can submit a counter-proposal in response to a priced proposal by specifying a negotiation quantity and price (or mid-peg) and submitting. If a trader submits a counter-proposal, the trader receiving the counter-proposal has the same options as above upon receipt of an initial proposal.

Declining a proposal or ending a negotiation

If a trader declines a proposal or ends a negotiation, it terminates the current negotiation.

Time limit

There is a 30-second time limit for responding to an initial proposal and a 20-second time limit for responding to a subsequent proposal in a negotiation. If an initial proposal is not accepted by a contra within 30 seconds, the initial proposal expires. If a subsequent proposal in a negotiation is not accepted by a contra within 20 seconds, the proposal expires.

Either trader can submit a proposal in a negotiation after one of the traders has failed to respond to a proposal within the applicable time limit. After a time expiration, if the two traders submit a proposal at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

The timer for any proposal starts when the Liquidnet back-end software confirms that the contra has received the proposal. Any acceptance, to be effective, must be received by the Liquidnet back-end software prior to the expiration of its 30-second (or 20-second) clock.

Minimum tolerance quantities during negotiations

A trader specifies a negotiation quantity each time he or she submits a proposal. If a trader submits a negotiation quantity that is below the traders own minimum tolerance for the associated indication, the system reduces the traders tolerance for the indication to this negotiation quantity.

If the negotiation quantity submitted by a contra is below a traders minimum tolerance, Liquidnet notifies the trader that the contras proposal is below the traders tolerance. Commencing with Liquidnet 5.9, this notification is provided by displaying to the trader the possible execution sizes as the range between (i) the minimum negotiated execution size for US equities, and (ii) the traders minimum tolerance for the indication.

The contra then has the same options as he would have in response to any other proposal.

A traders tolerance during a negotiation is the product of his working quantity and tolerance percentage. For example, if a trader has a working quantity of 100,000 shares and a tolerance percentage of 20%, his or her tolerance for the negotiation is 20,000 shares.

A trader can change his or her working quantity for an indication prior to a negotiation. When a negotiation starts, the working quantity is no longer updated upon a change in the OMS. A trader cannot change his or her available quantity for an indication through the system.

Crossed proposals

If a trader submits a bid during a negotiation that is higher than the contras offer, or submits an offer during a negotiation that is lower than the contras bid, the system will execute the order at the contras bid or offer price, as applicable.

Active match timer

If a Member is configured for the active match timer, the system will automatically break any match 90 seconds after a trader at the Member goes active if the contra has not taken a positive action on its matching indication during that time period.

After an automated match break, the Member and the contra are blocked from matching with each other on the respective indications for the remainder of the trading day unless one of the following occurs:

* The contra creates an order in the symbol
* The contra requests that Liquidnet reinstate the match and agrees promptly to convert its indication to active if an indication match occurs or create an order if no indication match occurs.

This functionality is only available to Members with PAR above 75%.

Acceptances

A trader can accept a contras proposal by clicking accept or execute, as applicable. A trader also can accept a proposal by submitting the same price as the price of the contras proposal (as long as the traders negotiation quantity is within the contras tolerance).

Accepts after changing quantity

If a trader accepts after changing his or her negotiation quantity, it is treated as an accept if the traders negotiation quantity is still above the contras tolerance, but is treated as a counter-proposal if the traders negotiation quantity is below the contras tolerance.

Imputed price constraint for accept of mid-peg proposal

When a trader accepts a mid-peg proposal:

* If the accepting trader is a buyer, the system imputes a price constraint of 30 basis points above the mid displayed to the trader when the trader clicks accept
* If the accepting trader is a seller, the system imputes a price constraint of 30 basis points below the mid displayed to the trader when the trader clicks accept.

Hard limits on submitting or accepting a negotiation proposal

If a Member has the protect OMS limit configuration enabled, the system does not permit a trader to submit or accept a negotiation proposal that is outside the traders OMS limit. If a Member has the protect match limit configuration enabled, the system does not permit a trader to submit or accept a negotiation proposal that is outside the traders match limit.

LNI refers to the restrictions described in the preceding paragraph as hard limits because a trader cannot override them.

Soft limits on acceptance of a negotiation proposal

Upon request, LNI can configure a trader for any of the following alerts after a trader accepts a negotiation proposal:

* Alert that the execution price is outside the traders OMS limit
* Alert that the execution price is outside the traders match limit
* Alert that the execution price is outside the spread.

These alerts are soft alerts; a trade is not executed unless the trader confirms the acceptance after receipt of the alert and Liquidnets back-end software records the confirmation. These soft alerts do not apply where a hard OMS or match limit applies.

The soft limits are not enabled unless requested by a trader.

The system also provides certain types of alerts prior to a trader accepting a negotiation proposal.

Limit price for mid-peg proposal sent during a negotiation; imputed limit price where trader does not set a limit price

When a Member provides a limit price in its OMS, the system applies that limit price to a mid-peg proposal sent by the Member during a negotiation. If the Member does not provide a limit price in its OMS, the Member can set a limit price for the associated indication through Liquidnet 5 (referred to as a match limit). In that case, the system applies the match limit to a mid-peg proposal sent by the Member during a negotiation. A trader can modify a match limit but not an OMS limit during a negotiation.

If the Member does not set an OMS limit or a match limit for an indication, the system imputes a limit price (as described in this sub-section) for execution of a mid-peg proposal. The constraints described in the preceding sub-section apply to the accepting trader; the imputed limit price described in this sub-section applies to the trader who submits a mid-peg proposal for acceptance by the contra where the system has not received an OMS limit price from the traders OMS or a match limit.

This default limit price restricts a mid-peg proposal from being executed at a price that, in the case of a buy (or sell) proposal, is more than 35 basis points above (or below) the mid-point of the best bid and offer in the market as of the time that the submitter opened the negotiation room. Members can override the default limit price of 35 basis points and set a different limit price through Liquidnet 5 expressed as either of the following:

* Basis points from the mid-price as of the time that the submitter opened the negotiation room; or
* Cents from the best offer in the market (in the case of a buy order) or cents from the best bid in the market (in the case of a sell order) as of the time that the submitter opened the negotiation room.

In all cases, the minimum price increment for US equities applies, such that if the imputed limit price above is not equal to a permitted increment, the imputed limit price is adjusted to the following:

* In the case of a buy limit price, the lowest permitted price increment above that limit price, and
* In the case of a sell limit price, the highest permitted price increment below that price constraint.

A trader can modify a default limit price on an order-by-order basis, subject to complying with the price increment requirements for US equities.

Execution quantity

When an acceptance is effective in accordance with the preceding section, a trade is executed for the lesser of the two parties negotiation quantities, except that all negotiations are subject to a minimum execution quantity equal to the minimum negotiated execution size set forth above. However, in the case of a continuing negotiation after a partial execution, the minimum negotiated execution size will be the lesser of (i) the minimum negotiated execution size set forth above, and (ii) the remaining unexecuted quantity of the side with the lower remaining unexecuted quantity.

Continuing negotiations

After a trade is executed, the participants can continue to negotiate and execute trades with respect to the same security as long as they each have a remaining working quantity, even if one traders remaining quantity is below the contras minimum tolerance quantity.

In a continuing negotiation, either party can submit a proposal.

In a continuing negotiation, the negotiation quantity for each trader defaults to the lesser of the traders negotiation quantity at the time of execution and the traders current working quantity.

In a continuing negotiation, if the two traders submit proposals at the same price and within each others tolerances, and prior to either trader receiving the other traders proposal, the second proposal received by the Liquidnet back-end software will be treated as an accept.

D. Negotiations involving the LPC

LPC or manual contra can commence a negotiation

A negotiation can be commenced by the LPC (if the manual contra is active) or by the manual contra.

Negotiation commenced by the LPC

If the manual contra is active, the LPC can send a mid-peg proposal to the manual contra. In response, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Negotiation commenced by the manual contra

The manual contra can send an invitation to the LPC, either as a mid-peg proposal or a priced proposal.

* If the manual contra sends a mid-peg proposal, the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order (subject to the execution price being within the price constraints of the manual contra and the LPC).

* If the manual contra sends a priced proposal:

** If the proposal is at or better than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and accept on behalf of the participant that transmitted the parent order.

** If the proposal is worse than the mid (from the perspective of the LPC), the LPC can enter into the negotiation room and respond to the manual contra with a mid-peg proposal. In response to the LPCs mid-peg proposal, the manual contra has the same options as it does upon receipt of a mid-peg proposal from another manual contra (as described above with respect to manual negotiations).

Automated negotiation instruction

Members notified of a match can provide an automated negotiation instruction. With this instruction, the LPC can negotiate on behalf of the Member. In addition, the Members order can interact in the H2O ATS against other Member and customer orders but not against orders from liquidity partners in the H2O ATS, unless the participant requests this configuration. A Member providing an automated negotiation instruction can designate an expiration time or condition through Liquidnet 5. For additional detail, see the section above titled Automated negotiation orders.

Additional detail on auto-negotiation

If the manual contra is active, the LPC can send a mid-peg proposal to the manual contra. In certain scenarios, after a failed attempt, the system will stop sending invites to the manual contra. Failed attempts could result from the manual contra declining or missing the invite or the limit on the LPC-eligible order going out of market before the manual contra responds to the invite. A Member can request a configuration whereby the Member would continue to receive invites until the Member declines the invite or exits the negotiation.

Ability of RMs to reset the auto-negotiation functionality

Through an internal sales support tool, an RM can reset the auto-negotiation functionality, which results in the system sending an additional invite to the manual contra, provided that the manual contra is still active, the LPC-eligible order is still within the parameters (limit and quantity) to send an invite, and one of the following sets of conditions has occurred:

* The LPC and the manual contra are matched, both sides are active, and there was a partial execution between the two sides more than 30 seconds prior
* The LPC and the manual contra are matched, both sides are active, the RM is aware that the manual contra was off the desk earlier, and the RM subsequently becomes aware that the manual contra has returned to the desk
* The LPC and the manual contra are matched, both sides are active, a previous negotiation failed because the mid-price moved away from the manual contras limit, and the price has now moved back within the manual contras limit
* The LPC and the manual contra are matched, both sides are active, and a technical issue arose that prevented the negotiation from completing.

An RM has no ability to modify the parameters of an LPC-eligible order.

E. Compliance with short sale price test

If there is an intra-day decline of 10% or more in the price of a US equity relative to the prior days closing price, for the remainder of that trading day and the following trading day, the Negotiation ATS will only execute short-sale orders at the mid-price or higher.

F. Locked and crossed markets

The Negotiation ATS will not execute an order for an equity if the market in that equity is crossed (i.e., the best posted bid is higher than the best posted offer). The Negotiation ATS can execute orders if the market is locked.

G. Trade errors

If, as a result of an error, both sides to a trade in the Negotiation ATS agree to cancel the trade or agree to an adjustment in price, quantity or other term, the Negotiation ATS will cancel (and, if applicable replace) the original execution. LNI will record any replacement trade in the Negotiation ATS.

If, as a result of an error, LNI agrees to an adjustment in price, quantity or other term with one side to the trade but not the other side, LNI will effect that adjustment outside of the Liquidnet ATSs. The adjustment might require LNI to take on a principal position. When trading out of the principal position, LNI does not access the Liquidnet ATSs.

Part III, Item 13.b.

The following are differences in order types and attributes for different categories of participants and within each category:

* Only Members can transmit indications to LNI, create orders from those indications, view matching contra-indications in the Negotiation ATS, and negotiate matches based on those indications.
* Only Members can create orders through Liquidnet 5.
* The following parent order types can only be created through Liquidnet 5: manual and automated negotiation orders; and manual targeted invitation orders. As a result, only Members can create these types of orders.
* LNI provides a version of the Liquidnet desktop trading application that contains a subset of Liquidnet 5 functionality. Only participants that access Liquidnet 5 or this version of the Liquidnet desktop trading application can create LN auto-ex orders.
* Only Members can view orders that have the firm contra configuration and execute against those orders in the Negotiation ATS.
* The firm contra configuration is only available for automated routing customers and Members and customers that create algo or LN auto-ex orders or send manual targeted invitations.
* Only Qualifying Members (see the response to Item 2.b. of this Part III) are eligible to receive targeted invitations.
* Only Members have access to the Liquidnet mobile application.
* Certain conditions apply to low participation Members, as described below in this response.
* LNI, from time-to-time, may roll-out new functionality to participants in phases or make certain functionality available on a pilot basis.

LNI may offer different non-ATS broker services to different participants. For example, LNI may provide customization of algo orders for certain customers upon request.

The Negotiation ATS only applies segmentation of orders and trading interest based on the category of participant, as listed above in this response.

Low participation Members

On a quarterly or more frequent basis, Liquidnet Sales management, in its discretion, can designate certain Members as low participation Members based on the average number of indications per day transmitted by the Member and the Members PAR. Liquidnet notifies a Member by email prior to designating the Member as a low participation Member. Liquidnet Sales reviews this classification on a quarterly basis. If a Member questions its categorization, a review is conducted by LNIs Sales and Member Services groups in consultation with Legal and Compliance.

For any indication received from a low participation Member, Liquidnet will create an LN auto-ex order for the greater of 10,000 shares and 10% of the available quantity of the indication, but the quantity of the LN auto-ex order will not exceed the available quantity of the indication. If a Member is designated as a low participation Member, any indications transmitted by the Member to Liquidnet are active by default.

Part III, Item 15.b.

Liquidnet 5

A trader using Liquidnet 5 can view the following:

* Matching contra-side indications
* ~~LPC indications~~Parent orders represented in the LPC that match against the traders indications; these LPC indications appear to the trader using Liquidnet 5 as matching contra-side indications or as firm contra orders, as described below
* Actions taken by the contra during a match or negotiation, including the contra going active on an indication, a negotiation proposal submitted by the contra, or a chat message from the contra during the negotiation.
* ~~Orders with the firm contra configuration.~~

If a trader using Liquidnet 5 creates an automated negotiation order, the trader can continue to view the negotiation actions of the contra.

Matching indications display the symbol and side. When a trader sees a match, the trader knows that each sides working quantity meets the other sides quantity tolerance (see the response to Item 8.a. of this Part III) and that the contras reference price for matching is within any OMS limit for the contra (see the response to Item 7.a. of this Part III). ~~As noted above,~~ LPC indications appear to the trader using Liquidnet 5 as matching contra-side indications or as firm contra orders (as described below). Match information is displayed for as long as the conditions for the match, as described in the response to Item 11.c. of this Part III, continue in effect.

A negotiation proposal displays the symbol, side and price. In addition, upon receipt of a negotiation proposal, the recipient is notified whether the quantity of the contras proposal meets the recipients tolerance. A negotiation proposal is displayed during the period that a negotiation is in effect.

~~The display of orders with the firm contra configuration is described below.~~

~~Display of contras~~

~~Matches with the following sources of liquidity are displayed to a Member in the same manner as matches with a buy-side contra Member:~~

~~* Liquidity from trading desk customers, including Liquidnet Capital Markets customers and transition managers~~
~~* Liquidity from automated routing customers, if the customer has elected not to implement the firm contra configuration~~.

~~Firm contra configuration~~Display of matches with the LPC

All same-side parent orders are displayed jointly as one matching contra in the LPC.

If all manual contras that are opposite-side to the LPC have Liquidnet 5.12 or higher, the LPC is displayed to each manual contra as a firm contra order. By default, a Member with a manual indication receives notification of a firm contra order that is below the tolerance of the Members indication if the firm contra order meets the minimum negotiated execution size. The notification indicates whether the quantity of the firm contra order is below the Members tolerance. A Member can elect to override this default and only receive notification of firm contra orders that are at or above the Members tolerance.

If one or more manual contras that are opposite-side to the LPC have Liquidnet 5.11 or prior, the LPC is displayed to each manual contra as an active matching indication. In this scenario, the LPC is only displayed to each manual contra if the LPC meets the Members tolerance.

~~An order with the firm contra configuration is displayed to traders with matching contra indications. The rules for displaying orders with the firm contra configuration to matching counter-parties are the same as the rules for the display of matching indications to counter-parties, except as otherwise set forth in this response.~~ While the LPC is displayed to a manual contra, a manual contra is not displayed to the LPC unless ~~an order with the firm contra configuration can be viewed by a trader with a matching contra indication, the matching contra indication is not displayed or communicated to the automated routing customer~~the parent order represented by the LPC is an automated negotiation order.

If there is an order with the firm contra configuration and no same-side active indication, and all LNI contras have Liquidnet 5.12 or higher, the order with the firm contra configuration is displayed to all contras as a firm contra order.

If there is an order with the firm contra configuration and no same-side active indication, and one or more of the contras has Liquidnet 5.11 or prior, the order with the firm contra configuration is displayed to any contra as an active matching indication (aggregated with any other same-side LPC orders).

If there is an order with the firm contra configuration and one or more active same-side indications, the contra will see the active same-side indications and also see the order with the firm contra configuration as an active indication (aggregated with any other same-side LPC orders).

An LPC order with the firm contra configuration is displayed to a trader with a matching contra-indication (the manual trader) for as long as the conditions for matching, as described in the response to Item 11.c. of this Part III, remain in effect. The following information regarding the LPC displayed as a order with the firm contra orderconfiguration is displayed or otherwise known to the manual trader: symbol; side; whether or not the order with the firm contra configurationLPC is executable at the mid-price; and that the quantity of the order with the firm contra configurationLPC meets the manual traders tolerance.

Chat

Traders can send messages to each other during a negotiation via the chat feature. A chat message does not constitute a proposal, acceptance, cancellation or similar event. A trader cannot send a chat message along with or in response to a mid-peg proposal.